No Act

P.E. 8/23/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16005005

Received SEC
OCT 12 2016
Washington, DC 20549

October 12, 2016

Alana L. Griffin
King & Spalding LLP
agriffin@kslaw.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 10-12-16

Re: Acuity Brands, Inc.
Incoming letter dated August 23, 2016

Dear Ms. Griffin:

This is in response to your letter dated August 23, 2016 concerning the shareholder proposal submitted to Acuity Brands by Stephen F. Kraus. We also have received a letter from the proponent dated August 24, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Stephen F. Kraus
*** FISMA & OMB Memorandum M-07-16 ***

October 12, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Acuity Brands, Inc.
Incoming letter dated August 23, 2016

The proposal requests that the board approve a dividend increase that is commensurate with the company's recent success.

We are unable to concur in your view that Acuity Brands may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal involves a matter of policy outside the realm of Acuity Brands' ordinary business operations. Accordingly, we do not believe that Acuity Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Acuity Brands may exclude the proposal under rule 14a-8(i)(13). In our view, the proposal does not relate to specific amounts of cash or stock dividends. Accordingly, we do not believe that Acuity Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

August 24, 2016

EXECUTIVE OFFICE
RECEIVED
AUG 29 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Acuity Brands, Inc. 2016 Annual Meeting
Omission of Shareholder Proposal of Stephen F. Kraus

Ladies and Gentlemen:

Regarding the Company's (Acuity Brands, Inc.) request to omit my shareholder proposal from the proxy materials to be distributed in connection with the Company's annual meeting for fiscal 2016, I would like to offer rebuttals to each of the two "Bases for Exclusion" their legal counsel, King & Spalding proposed. Since I'm not a lawyer, I'll try to be brief.

I. Exclusion Pursuant to Rule 14a-8(i)(7) – the Proposal Relates to Matters of the Company's Ordinary Business Operations

Their counsel argued, among other things, that dividend policy was fundamental to management's ability to run the company on a day-to-day basis and therefore, should not be subject to direct shareholder oversight. I would argue that dividend policy is not a management prerogative but rather rests with the Board of Directors who, in turn are elected (hired by) the shareholders. My proposal pertains to the Board of Directors and not management and, most assuredly, has nothing to do with running the company on a day-to-day basis. Additionally, their counsel argues that my proposal recommends allocating capital towards a dividend increase without regard to the impact of a dividend increase on other capital management decisions. Apparently, they chose to ignore my qualification that specifically excludes an increase that would "jeopardize future potential capital investment returns or attractive strategic acquisition opportunities".

II. Exclusion Pursuant to Rule 14a-8(i)(13) – the Proposal Relates to a Specific Amount of Dividends

Their counsel argues that the table I present in my supporting statement constitutes a formula for calculating the dividend increase sought by my proposal. Nothing could be further from the truth! The table merely illustrates all the things the Board of Directors have ignored as they have considered their dividend policy. I can certainly understand why this might be embarrassing, but it doesn't purport to establish a dividend increase amount, just that a dividend increase is a legitimate issue worthy of shareholder attention. Finally, their counsel also refers to a dividend proposal in the Exxon Mobil Corp. proxy material (Mar. 14, 2016) that wasn't excluded. As an Exxon Mobil shareholder, I did not find this in the Notice of 2016 Annual Meeting and Proxy Statement which, by the way, was dated April 13, 2016. Nevertheless, I think their point was that there are some dividend proposals that deal with general policy concerns and not specific amounts that are appropriate for consideration. I submit that my proposal falls into that category.

In conclusion, I would like to think my proposal addresses a real business issue that is relevant to the Board of Directors as well as the shareholders as opposed to many other shareholder proposals I've read that bear only tangential reference to the business itself, let alone, the interests of the shareholders. I might add that I have sent a letter to the Board of Directors each of the last two years expressing my concern regarding this issue and with much the same content as my supporting statement. I have received no acknowledgement from the Board either year. It now appears I finally have their attention. It would be a shame if you let them ignore this topic once again.

Sincerely,

Stephen F. Kraus

*** FISMA & OMB Memorandum M-07-16 ***

cc: Alana L. Griffin – King & Spalding
Dan Smith – Acuity Brands, Inc.

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: +1 404 572 4600
Fax: +1 404 572 5100
www.kslaw.com

Alana L. Griffin
Direct Dial: +1 404 572 2450
Direct Fax: +1 404 572 5100
agriffin@kslaw.com

August 23, 2016

By Electronic Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Acuity Brands, Inc. 2016 Annual Meeting
Omission of Shareholder Proposal of Stephen F. Kraus

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our client, Acuity Brands, Inc. (the "Company"), requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits the shareholder proposal (the "Proposal") described below submitted by Stephen F. Kraus (the "Proponent") from the proxy materials (the "2016 Proxy Materials") to be distributed in connection with the Company's annual meeting for fiscal 2016 (the "2016 Annual Meeting").

The Company intends to hold the 2016 Annual Meeting on or about January 6, 2017, and to file its definitive proxy materials for the 2016 Annual Meeting with the Commission on or about November 18, 2016. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file the definitive proxy materials.

This request is being submitted by electronic mail. A copy of this letter and its exhibits are also being sent to the Proponent as notice of the Company's intent to omit the Shareholder Proposal from the 2016 Proxy Materials. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Proposal

The Proposal states:

RESOLVED: Shareholders request the Board of Directors to:

Approve a dividend increase that is commensurate with this success that will not jeopardize future potential capital investment returns or attractive strategic acquisition opportunities but will allow the existing shareholders to deploy the company's excess cash in a manner they find most appropriate.

A copy of the Proposal, the statements in support thereof and related correspondence from the Proponent is attached to this letter as Exhibit A,

Bases for Exclusion

We believe the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to matters of the Company's ordinary business operations; and
- Rule 14a-8(i)(13) because the Proposal relates to a specific amount of dividends.

Analysis

I. Exclusion Pursuant to Rule 14a-8(i)(7) - the Proposal Relates to Matters of the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has recognized that decisions regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of ordinary business operations of the company. See *M&F Wordwide Corp.* (Mar. 29, 2000) (proposal requiring special committee of the board of directors to consider and implement actions relating to matters such as the repurchase of shares and cash dividends excludable as relating to the company's dividend policies deal with matters relating to the conduct of a company's ordinary business operations); *Lockheed Martin Corp.* (Feb. 1, 1999) (permitted exclusion of a proposal to require reinvestment of cash dividends); *Food Lion, Inc.* (Feb. 22,

1996) (permitted exclusion of a proposal to require expansion of company's stock repurchase program and corresponding suspension of the company's cash dividends). Similarly, the Staff has recognized that decisions regarding a company's dividend policies deal with matters relating to the conduct of a company's ordinary business operations. See *Monsanto Co.* (Feb. 23, 1976) (permitted the exclusion of a proposal to establish a dividend of at least 50% of earnings in any given year). The Staff has also permitted the exclusion, on ordinary business grounds, of shareholder proposals relating to other aspects of a company's decisions regarding the payment of dividend. See *Pfizer Inc.* (Feb. 4, 2005) (permitted the exclusion of a proposal seeking increase in dividend rather than repurchase of $5 billion of company's shares); *The Walt Disney Co.* (Sept. 27, 1993) (permitted the exclusion of a proposal to implement a dividend reinvestment plan); *BellSouth Corp.* (Jan. 26, 1993) (permitted the exclusion of a proposal relating to the determination of dividend payment dates).

The Proposal seeks to direct the amount of cash dividends which may be paid by the Company and "allow the existing shareholders to deploy the company's excess cash in a manner they find most appropriate." Dividend declaration decisions, including the amount of any cash dividends, are integral parts of the Company's capital management and financing activities and impact implementation of the Company's long-term strategic plan and, as such, are matters relating to its ordinary business operations. In making decisions regarding capital management activities, including the payment of dividends, the Company's management and Board of Directors (the "Board") consider all aspects of the Company's capital requirements necessary for implementation of the Company's strategic plan, including capital requirements for potential acquisitions, capital expenditures relating to organic growth opportunities, debt service requirements, and the amount of, and potential methods for, returning capital to its stockholders, including through cash dividends or share repurchases. The Proposal seeks to influence the decisions associated with the Company's capital management activities by directing that capital be allocated towards a dividend increase specifically, without regard to the impact of a dividend increase on other capital management decisions. Capital management decisions, including the amount of any cash dividends, are properly within the discretion of the Board and management and should not be the subject of direct stockholder oversight. The Company's decisions regarding its capital management activities, including with respect to the payment of cash dividends, necessarily require expert financial analysis, giving due consideration to the current and long-term financial and strategic policies and goals of the Company. As such, the Proposal probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 12999 (Nov. 22, 1976). Accordingly, the Proposal may be excluded from the 2016 Proxy Materials under Rule 14a-8(i)(7) since the request set forth in the Proposal relates to the Company's ordinary business operations.

II. Exclusion Pursuant to Rule 14a-8(i)(13) - the Proposal Relates to a Specific Amount of Dividends

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Staff has interpreted this rule broadly such that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts but permits the exclusion of shareholder proposals that purport to set or limit amounts or ranges of dividends or that would establish formulas for determining dividends.

See *General Electric Co.* (Dec. 21, 2010) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal seeking the authorization of a special dividend equal to the amount authorized for share repurchases in lieu of any such share repurchases and further "ask[ing] the board to continue to increase GE's dividend commensurate with increases in earnings"); *DPL Inc.* (Jan. 1, 2002) (permitting exclusion of a proposal requesting that DPL match increases in dividends with increases in bonuses and long-term compensation was excludable under Rule 14a-8(i)(13); *Merrill Lynch & Co.* (Dec. 20, 2007) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal to adopt a structured policy that would enable investors to share equally in the company's profitability and growth by granting rights to dividends to share equally in the company's net earnings); *Duke Energy Corp.* (Jan. 9, 2002) (permitting the exclusion of a proposal that asked the company's board "to distribute earnings more equitably, to include dividend increases for shareholders, by adjusting, e.g., investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more immediate and fungible way (i.e., higher dividends with higher profits and/or higher executive compensation) from the company's success). *See also Merck &* Co., *Inc.* (Jan. 30, 2014) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal seeking the establishment of a class of common shares that would not receive any dividends); *International Business Machines Corporation* (Jan. 4, 2011) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal to implement a special quarterly that is equal in total value to the expenditure for share repurchases in the corresponding quarter); *Pacificorp* (Mar. 8, 1999) (permitting the exclusion under Rule 14a-8(c)(13) of a proposal to raise dividends by the same percentage as raises in total compensation); *Vail Resorts, Inc.* (Sept. 21, 2010) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal that would require the company to distribute 90% of its annual taxable income to shareholders); *Exxon Mobil Corp.* (Mar. 17, 2009) (permitting the exclusion under Rule 14a-8(i)(13) of a proposal requesting that the company's dividend be increased to a rate equal to 50% of net income).

The Staff has, on numerous occasions, permitted exclusion of shareholder proposals to "increase the dividend" or "increase the dividend payout ratio" as such proposals have the effect of establishing a *de facto* formula for the Company's dividends. See *Monsanto Company* (Jan. 25, 1988) (permitting the exclusion under Rule 14a-8(c)(13) of a proposal to increase the dividend payout ratio from the previous year and the supporting statement specified that the company should increase the dividends yearly by a rate of at least 10%); *Wisconsin Energy Corporation* (Feb. 2, 1987) (same); *Winn-Dixie Stores, Inc.* (Aug. 25, 1987) (same). See also *Gerber Products Co.*(April 10, 1987) (permitting the exclusion under Rule 14a-8(c)(13) of a proposal to increase the dividend payout ratio from the previous year and the supporting statement specified that the company should increase the dividends yearly by a rate that would attempt to keep the yield at least at 4.5% - 5%); *H.J. Heinz Company* (May 6, 1987) (same); *Federated Department Stores, Inc.* (April 1, 1987) (same); *Whirlpool Corporation* (Feb. 2, 1987) (same).

The Proposal falls squarely within Rule 14a-8(i)(13) because it seeks to tie future dividends to a specific formula based on historical performance. The Proposal requests that the Board "[a]pprove a dividend increase that is commensurate with [the company's] success." The Proponent's supporting statement includes a table illustrating the four year compound growth rates for four historical performance metrics - executive compensation, net income after tax, dividends paid on common stock and dividends paid out as a percentage of net income - thus establishing a formula for the "increase" in the dividend sought by the Proposal. The Proposal would require that the Company establish a policy of increasing dividends compared to prior years, even though the amount of the increase is left to the Company's discretion.

Allowing a proposal to circumvent the prohibition in Rule 14a-8(i)(13) on proposals concerning "specific amounts of cash or stock dividends" would open the doors to a flood of shareholder proposals seeking to demand that public companies alter their capital distribution policies. *See* Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (Nov. 22, 1976) ("The purpose of [Rule 14a-8(c)(13), the predecessor to Rule 14a-8(i)(13),] was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters. Specifically, the Commission was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid.").

The Proposal is distinguishable from proposals requesting only a general policy governing the payment of dividends. For example, the Staff was unable to concur in the exclusion of the proposals at issue in *Exxon Mobil Corp.* (Mar. 14, 2016), *PPG Industries, Inc.* (Jan. 12, 2016); *Exxon Mobil Corp.* (Mar. 19, 2007) and *Exxon Mobil Corp.* (Mar. 14, 2008). However, these proposals addressed general policy concerns as to the preferred form of returning capital to shareholders (dividends or stock repurchases), rather than establishing a formula to determine the payment of dividends. The Proposal does not discuss a general dividend policy but instead calls for a dividend increase above the level paid and cites historical dividends and payout percentages to provide a formula for future dividends. Therefore, in accordance with the Staff precedents discussed above, we believe the Proposal is excludable from the 2016 Proxy Materials under Rule 14a-8(i)(13).

Conclusion

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's 2016 Proxy Materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

Please do not hesitate to contact me at (404) 572-2450 if you require any additional information relating to this matter.

Sincerely,

Alana L. Griffin

Enclosures
cc: Dan Smith – Acuity Brands, Inc.
Stephen F. Kraus

DMSLIBRARY01\29259296.v4

Exhibit A

July 12, 2016

Acuity Brands, Inc.
Attention: Corporate Secretary
1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

Re: My Shareholder Proposal pertaining to Dividend Policy

Dear Sirs:

Please be advised. I acquired the 87 shares of Acuity Brands, Inc. that I continue to own on September 18, 2008. These shares are held on my behalf by UBS Financial Services, Inc. as indicated in the enclosed letter from Jill Bartosz at UBS.

Furthermore, I intend this letter to serve as my statement that I <u>will</u> hold these shares through the anticipated date of the meeting of shareholders to which I am submitting this proposal. As a long term shareholder and investor, I expect to hold these shares well beyond that date and, perhaps indefinitely.

I hope this provides the assurance you need to demonstrate my good faith as a shareholder.

Yours truly,

Stephen F. Kraus 7-13-16
Date

Proposal: Dividend Policy

WHEREAS, Acuity Brands, Inc. has been very successful in recent years;

WHEREAS, the company's executives have deservedly benefitted accordingly;

WHEREAS, the company's cash balance during the prior nine years has increased by over $668 million to $757 million as of the end of fiscal 2015;

WHEREAS, that $757 cash balance at the end of fiscal 2015 was in excess of 30% of total assets (46% excluding Goodwill and Intangible Assets);

RESOLVED: Shareholders request the Board of Directors to:

Approve a dividend increase that is commensurate with this success that will not jeopardize future potential capital investment returns or attractive strategic acquisition opportunities but will allow the existing shareholders to deploy the company's excess cash in a manner they find most appropriate.

SUPPORTING STATEMENT

I offer the following table in support of my proposal for a dividend increase.

		Compensation for Named Executive Officers minus Δ in Pension Value & Non-qualified Deferred Comp	$000's Net Income After Tax	$000's Dividends Paid on Common Stock	Dividends Paid Out as a % of Net Income
2011	$	9,133,202	105,500	22,600	21.4%
2012		9,880,360	116,300	22,000	18.9%
2013		8,162,803	127,400	22,400	17.6%
2014		13,950,444	175,800	22,500	12.8%
2015		23,553,997	222,100	22,700	10.2%
4 Yr CGR		26.7%	20.5%	0.2%	

During the four years ending with fiscal 2015, the annual average compound growth rate for Net Income After Tax, Compensation for the Named Executive Officers (the same three individuals), and Dividends Paid on Common Stock was 20.5%, 26.7% and 0.2% respectively. Dividends Paid Out as a % of Net Income has dropped from 21.4% in 2011 to 10.2% in 2015. And 2015's Compensation for Named Executive Officers exceeded the total of all Dividends paid to Common Stockholders. Does that seem right to you? Now, I'm not advocating for cutting the Named Executive Officers' compensation. They have done an admirable job of creating value for us as demonstrated by the appreciation of our stock and they deserve to be rewarded accordingly. My point is that the shareholders also deserve to participate in that success without having to liquidate a portion of our holdings to realize a cash return.